Exhibit (a)(5)


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November 7, 2006


TO:          UNIT HOLDERS OF CENTURY PROPERTIES GROWTH FUND XXII

SUBJECT:     CORRECTED LETTER OF TRANSMITTAL

Dear Unit Holder:

We previously sent you an Offer to Purchase up to 12,500 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES GROWTH FUND XXII (the "Partnership") at a purchase price equal to $200 per Unit.

     o Our third-party printing firm, however, mistakenly sent you the wrong Letter of Transmittal. Thus, we are enclosing the correct version with this letter. If you wish to tender your Units, please use this Letter of Transmittal and discard the former. All the other materials were correct, and the terms of the Offer are unchanged.(1)

     o The CORRECT Letter of Transmittal is printed on PINK paper. If you return the incorrect form, we will have to contact you to obtain the correct version.

You may wish to consider selling your Units for the following reason:

     o UNCERTAINTY OF FURTHER DISTRIBUTIONS. The general partner has stated that "[t]here can be no assurance that the Partnership will generate sufficient funds from operations after planned capital improvements to permit additional distributions to its partners during 2006 or subsequent periods." (See Annual Report on Form 10-K for the period ending December 31, 2005) (emphasis added).

     o EXTENSION OF PARTNERSHIP TERM. Furthermore, the general partner and affiliates recently extended the term of the Partnership by six years. (See Information Statement on Schedule 14C dated August 10, 2006) (emphasis added).

     o LIQUIDITY FOR YOUR INVESTMENT. The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES GROWTH FUND XXII without the usual transaction costs associated with market sales or partnership transfer fees.

     o NO FUTURE IRS FILING REQUIREMENTS / ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units to us this year, the 2006 tax year will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return and for which you incur fees for having this investment in your IRA or retirement account. This may represent a reduction in costs associated with filing complicated tax returns and fees charged by some custodians for holding this type of asset. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on PINK paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) December 12, 2006.


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(1) Except that pursuant to the 1st Amendment filed November 7, one Purchaser was added to the list of purchasers, SCM Special Fund, LLC.